UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Ritchie Bros. Auctioneers Incorporated

(Exact name of registrant as specified in its charter)

Canada	Not Applicable

(Jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)
6500 River Road
Richmond, BC, Canada V6X 4G5

(Address of principal executive offices)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Common Share Purchase Rights	New York Stock Exchange; Toronto Stock Exchange
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☐
Securities Act registration statement file number to which this form relates: Not applicable
Securities to be registered pursuant to Section 12(g) of the Act: None

TABLE OF CONTENTS

SIGNATURE
EXHIBIT INDEX
Shareholder Rights Plan Agreement
The Board of Directors of Ritchie Bros. Auctioneers Incorporated (the “Company”) adopted a Shareholder Rights Plan Agreement dated as of February 22, 2007, between the Company and Computershare Investor Services, Inc., as the Rights Agent (the “Rights Plan”). This summary of the Common Share purchase rights is not complete and is qualified in its entirety by reference to the Rights Plan, which is attached to this Registration Statement on Form 8-A as Exhibit 4.1.
Issue of Rights
On February 22, 2007, the Company issued one right (a “Right”) in respect of each Common Share outstanding at the close of business on that date (the “Record Time”). The Company will issue Rights in respect of each Common Share issued after the Record Time but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.
Rights Certificates, Trading and Transferability
Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.
Separation Time
Rights are not exercisable before the Separation Time. “Separation Time” means the close of business on the tenth trading day after the earliest of:
(a)	the first date of public announcement that a person has become an Acquiring Person, as defined below (the “Stock Acquisition Date”);
(b)	the date of the commencement of, or first public announcement of the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the Rights Plan (other than a Permitted Bid or a Competing Permitted Bid, as defined below), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company’s outstanding Common Shares; and
(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to be such;

or such later time as may be determined by the Board, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.
Acquiring Person
As used in this summary, an “Acquiring Person” is a person who becomes the beneficial owner of 20% or more of the Company’s outstanding Common Shares of the Company subject to certain exceptions outlined in the Rights Plan.
Exercise of Rights
Following a “Flip-in Event,” which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares equal to twice the then-exercise price of the Rights. (The exercise price shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.) The Rights become exercisable after the close of business on the tenth trading day after the Stock Acquisition Date. Effectively, this means that a shareholder (other than an Acquiring Person) can acquire additional Common Shares from the Company for one-half their market price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.
Until a Right is exercised, the holder of the Right will have no rights as a Company shareholder solely with respect to that Right.
In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding U.S.$10.00.
Acquisitions that require shareholder approval or for which the Board has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute “Flip-in Events.”
Permitted Bids
Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);
(b)	the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 60 days following the date the take-over bid circular is sent to holders of Common Shares, and that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;
(c)	the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and
(d)	the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in clause (b) above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.
A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the later of: (i) the earliest date that Common Shares may be taken up and paid for under any prior Permitted Bid or other Competing Permitted Bid outstanding on the date of commencement of such bid; and (ii) 35 days after the commencement of the Competing Permitted Bid.
Protection Against Dilution
The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding Common Shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the Common Shares.
Redemption
At any time prior to the occurrence of a Flip-in Event, the Board may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.000001 per Right, subject to adjustment.

Waiver
The Board, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of Common Shares. However, if the Board waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of Common Shares before the expiry of the first bid. The Board may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company’s outstanding Common Shares, generally within 14 days of the Board making such determination.
Amendments
Except for minor amendments to correct any clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law or regulatory requirements, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.
Term
The Rights Plan must be approved by a majority of the Company’s shareholders. If the Rights Plan is not adopted by the shareholders, it will automatically terminate and the Rights issued under it will become void. If the Rights Plan is adopted by the shareholders at the Company’s 2007 annual meeting, it will expire at the termination of the Company’s annual meeting in 2010 unless extended upon reconfirmation as described below. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at the annual meeting of the Company held in 2010 and at every third annual general meeting of the Company thereafter.
This summary of the common share purchase rights is not complete and is qualified in its entirety by reference to the Rights Plan, which is attached hereto as Exhibit 4.1. A copy of the Rights Plan is also available from the Company free of charge.

Exhibits

4.1	Shareholder Plan Rights Agreement dated as of February 22, 2007, between Ritchie Bros. Auctioneers Incorporated and Computershare Investor Services, Inc., as the Rights Agent, which includes as Attachment 1 the Form of Rights Certificate.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
     Date: February 22, 2007

RITCHIE BROS. AUCTIONEERS INCORPORATED
By	/s/ Robert S. Armstrong
	Name:	Robert S. Armstrong
	Title:	Vice President Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

4.1	Shareholder Plan Rights Agreement dated as of February 22, 2007, between Ritchie Bros. Auctioneers Incorporated and Computershare Investor Services, Inc., as the Rights Agent, which includes as Attachment 1 the Form of Rights Certificate.